UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-50906

CUSIP NUMBER:  29759Y-10-7

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ETERNAL ENERGY CORP.

Full Name of Registrant

Former Name if Applicable

2549 West Main Street, Suite 202

Address of Principal Executive Office (Street and Number)

Littleton, Colorado 80120

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Report on Form 10-Q for the period ended September 30, 2010, could not be filed without unreasonable effort or expense within the prescribed period due to the recent departure of our chief financial officer, as a result of which our other internal accounting staff and outside independent auditors require additional time to conclude their preparation and review, respectively, of our financial statements and notes thereto for the current period.  We will also need additional time to prepare the related Item 2 disclosure of Management's Discussion and Analysis of Financial Condition and Results of Operations.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Bradley M. Colby	(303)	798-5235
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).      ☒  Yes     ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three- and nine-month periods ended September 30, 2009, we recorded approximately $255,000 in income as a result of the settlement of certain litigation, which was not repeated during the current periods.  Further, during the nine-month period ended September 30, 2010, we recorded a gain of approximately $5.245 million on the sale of certain oil and gas properties; whereas, we had no such gain in the prior period.  Lastly, during the three- and nine-month periods ended September 30, 2009, we recorded approximately $3.4 million in impairment charges against certain of our oil and gas properties and during the current periods, we had no such equivalent charges.

     ETERNAL ENERGY CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2010	By:	/s/ BRADLEY M. COLBY
Bradley M. Colby
President and Chief Executive Officer